Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

December 20, 2016

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Tracie Mariner, Staff Accountant
Jeanne Baker, Assistant Chief Accountant

Re:	Harsco Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-03970
Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2016, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2015, filed February 26, 2016; Form 10-Q for the period ended September 30, 2016, filed November 3, 2016; and Form 8-K, filed November 3, 2016.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Results of Operations, page 25

1.
We note that the change in pension liability adjustments within other comprehensive income has materially impacted total comprehensive income for each period presented. Please expand your disclosures to provide a comprehensive discussion and analysis of how the changes in your material underlying assumptions led to the adjustments recognized.

Response:
Historically, changes in discount rate assumptions and the actual return of plan assets compared with the expected long-term returns on plan assets assumption are the primary drivers in the amount recognized in Other comprehensive income (loss) for the Company's defined benefit pension plans, which are principally in the U.S. and U.K. Additionally, from time-to-time, these plans may be impacted by changes in other assumptions, such as the mortality expectations of plan participants. In future filings, beginning with the Company's 2016 Form 10-K, the Company will expand disclosures within Results of Operations to provide additional discussion and analysis of how the changes in material underlying assumptions led to the pension liability adjustments within other comprehensive income.

Financial Statements
Note 11- Income Taxes, page 69

2.
We note (i) the change in international income from continuing operations before income taxes and equity income (loss) from a loss of $8.8 million for the year ended December 31, 2014 to $18.6 million income for the year ended December 31, 2015 and (ii) your 2015 international income tax expense appears to be in excess of international income before taxes. In light of the change in international income and increase in international income tax expense, please expand your disclosures to clarify why the line item "Differences in effective tax rates on international earnings and remittances" in your reconciliation of the statutory income tax expense to your actual income tax expense only changed from $4.4 million in 2014 to $5.1 million in 2015. In addition, in light of the fact that your international operations appear to have increased your income tax expense, please address your primary foreign jurisdictions and the relevant statutory tax rates in those jurisdictions. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.

Response:

The Company’s international income from continuing operations before income taxes and equity income (loss), was a loss of $8.8 million for the year ended December 31, 2014 and income of $18.6 million for the year ended December 31, 2015; whereas the Company’s total international income tax expense, including discrete items, was $19.8 million and $23.3 million for these periods, respectively. The total international income tax expense for these periods is further explained as follows:

•
The Company’s international income from continuing operations before income taxes and equity income (loss) for 2014 and 2015 includes restructuring and impairment charges of $62.8 million and $24.3 million, respectively, on which no tax benefit was recognized because the losses occurred in entities with full valuation allowances. These are included in the caption, “Restructuring and impairment charges with no realizable tax benefits,” in the Reconciliation of the normal expected U.S. federal income tax expense (benefit) table (the "Reconciliation table") in Footnote 11, Income Taxes, to the Company’s 2015 Form 10-K. Excluding these restructuring and impairment charges, the Company’s international income from continuing operations before income taxes and equity income (loss) was $54.0 million and $42.9 million for the years ended December 31, 2014 and 2015, respectively.

•
Although the Company's international income from continuing operations (excluding restructuring and impairment charges) decreased in 2015, the Company's “differences in effective tax rates on international earnings and remittances” in the Reconciliation table increased from $4.4 million in 2014 to $5.1 million in 2015, due to the change in the mix of earnings among jurisdictions.

•
Additionally, there were expirations of statute of limitations for uncertain tax positions in certain jurisdictions that reduced international income tax expense by $4.7 million in 2014 that was not repeated in 2015. This is included in the caption "Uncertain tax position contingencies and settlements" in the Reconciliation table.

The primary foreign jurisdictions that are included in international tax expense for years 2014 and 2015 are Mexico, Australia, New Zealand, Netherlands, China, Brazil, Slovakia, Peru, Italy and Switzerland. The statutory tax rates are as follows: 30% in Mexico, Australia and Peru; 28% in New Zealand; 27.5% in Italy; 25% in Netherlands, China and Brazil, 25% in Brazil, 22% in Slovakia; and 1.5% in Switzerland. Although these rates are lower than the U.S. statutory rate of 35%, in certain foreign jurisdictions the Company did not obtain the benefit of tax losses due to full valuation allowances related to the impacted entities.

In future filings, beginning with the Company's 2016 Form 10-K, the Company will expand disclosures to clarify the changes in "Differences in effective tax rate on international earnings and remittances" should these changes be significant to the Company’s income tax expense.

Form 10-Q for Fiscal Quarter Ended September 30, 2016
Financial Statements
Note 1- Changes in Estimates, page 8

3.
We note the $40.1 million forward loss provision you recorded in light of your conclusion that you will have a loss on the contracts with SBB. We also note your disclosure that it is possible that the Company's overall estimate of costs to complete these contracts may increase which would result in an additional estimated forward loss provision at such time. Finally, we note that the majority of deliveries under these contracts are anticipated to occur during 2017 through 2020. Please expand your disclosures to address the following:

• Disclose the amount of revenues recognized under these contracts in each period and, if material, discuss the impact of these revenues on your gross margins;
•Disclose the percentage of completion of these contracts as of the end of each period presented;
•With reference to ASC 450-20-50-5, disclose the possible loss or range of loss on these contracts or indicate that such an estimate cannot be made.
Response:
In future filings, beginning with the Company's 2016 Form 10-K, the Company will expand disclosures to address (i) the amount of revenue recognized under these contracts in each period and, if material, discuss the impact of these revenues on gross margins; (ii) the percentage of completion of these contracts as of the end of each period presented; and (iii) the possible loss or range of loss on these contracts or indicate that such an estimate cannot be made. The Company recognized less than $0.1 million of revenue for the contracts with SBB for the nine months ended September 30, 2016 and approximately $2 million in total for year ended December 31, 2015, under the percentage-of-completion (units-of-delivery) method. As such, these revenues did not have a material impact on the Company's gross margins or results of operations for these periods.

Note 4- Equity Method Investments, page 11

4.
Please provide us with sufficient information to understand how you determined the $43.5 million loss on the sale of your equity interest in Brand. In this regard, we note your third quarter press release indicates that you completed the sale of Brand for a total value of $232 million. Ensure you address how the Company’s requirement to fund certain obligations to Brand through 2018, the present value of which equaled $20.6 million, was recognized in your financial statements prior to the sale. Clarify whether these obligations were related to the $21.4 million balance due to Brand as of December 31, 2015. In this regard, we note your reference to the fact that you received $145 million in cash, net; however, your cash flows reflect $165 million in proceeds.

Response:

The $43.5 million loss on the sale of the Company’s equity interest in Brand was calculated as follows:

(in millions)
Selling price of Harsco's equity interest in Brand (1)	$165.6
Termination of the Unit adjustment liability due to the sale of Harsco's equity interest in Brand (2)	65.5
Book value of Harsco's equity interest in Brand	(234.1)
Total amounts reclassified from Accumulated other comprehensive loss in connection with the sale of Harsco's equity interest in Brand (3)	(40.8)
Other	0.3
Total loss on the sale of the Company’s equity interest in Brand (4)	$(43.5)
(1) Refer to Exhibit 2.1 Omnibus Agreement, to the Form 8-K dated September 15, 2016.
(2) For more information regarding the Unit adjustment liability, refer to Footnote 12, Derivative Instruments, Hedging Activities and Fair Value, to the Company’s Form 10-Q dated September 30, 2016; and Footnote 5, Equity Method Investments, to both the Company’s Form 10-K dated December 31, 2013 and the Company's Form 10-K dated December 31, 2015.
(3) Refer to Footnote 15, Components of Accumulated Other Comprehensive Loss, to the Company’s Form 10-Q dated September 30, 2016.
(4) There was no income tax benefit realized from the loss on the sale of the Company's equity interest in Brand. Refer to Footnote 9, Incomes Taxes, to the Company's Form 10-Q dated September 30, 2016.

The press release indicated a transaction value to Harsco of "approximately $232 million" which was comprised of initial estimates of the selling price of the equity interest in Brand of approximately $166 million and the termination of the Unit adjustment liability of approximately $66 million as a result of the sale.

As part of the sale of the Company’s Infrastructure Segment in November 2013, the Company was required to fund certain obligations transferred to Brand, through 2018. This is disclosed in Footnote 5, Equity Method Investments, to the Company’s 2013 Form 10-K and in subsequent filings, including the Company’s 2015 Form 10-K. The resulting liability was recorded in November 2013, and was included in the determination of the Loss on disposal of the Harsco Infrastructure Segment reflected in the Company’s Consolidated Statement of Operations for the year ended December 31, 2013. This liability is included in the $21.4 million balance due to Brand as of December 31, 2015.

The selling price of Harsco’s equity interest in Brand was $165.6 million, which was noted in the agreement. As part of the sale agreement, the Company was required to settle all remaining obligations to Brand. As such, the Company used a portion of these proceeds to settle this liability, resulting in overall net cash proceeds available to the Company of $145.0 million. Therefore, the Company concluded that it was in constructive receipt of the $165.6 million and separately settled the obligations with Brand using a portion of these proceeds, and that gross presentation of these cash flows was required in accordance with ASC 230-10-45-7. Further, the Company also notes that gross presentation is preferable and more meaningful to the users of our financial statements as it provides a more transparent view of the transaction. Accordingly, the $165.6 million of proceeds received from the sale of the Company's equity interest in Brand are reflected in Cash flows from investing activities in the caption Proceeds from sale of equity investment, and the payment of the obligations to Brand is included in Cash flows from financing activities in the caption Deferred pension underfunding payment to unconsolidated affiliate in the Company’s Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2016.

Form 8-K Filed November 3, 2016
Exhibit 99.1
Reconciliation of Adjusted Diluted Earnings Per Share From Continuing Operations Excluding Unusual Items to Diluted Earnings (Loss) Per Share from Continuing Operations As Reported, pages 10 - 12

5.	Please explain how you calculate the taxes on unusual items in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
Response:

The Company has reviewed Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and in future earnings releases, beginning with the fourth quarter of 2016, will provide an explanation of how taxes on unusual items are calculated.

* * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3696.

Very truly yours,

/s/ Peter F. Minan
Peter F. Minan
Senior Vice President & Chief Financial Officer